

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 4, 2022

Mingjun Lin
Chief Executive Officer
Kaixin Auto Holdings
9/F, Tower A, Dongjin International Center
Huagong Road
Chaoyang District, Beijing 100015
People's Republic of China

      Re: Kaixin Auto Holdings
          Amendment No. 2 to Annual Report on Form 20-F for the Year Ended
          December 31, 2021
          Filed September 8, 2022
          File No. 001-38261

Dear Mingjun Lin:

      We have reviewed your September 8, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 22, 2022 letter.

Amendment No. 2 to Annual Report on Form 20-F

Item 3. Key Information, page 4

1.   We note your disclosure on page 33 that you "are regarded as the primary beneficiary of the VIEs for accounting purposes." In future filings, please revise your disclosure here and on page 89 to also include this information earlier in Item 3 when describing your holding company structure and contractual arrangements with the consolidated VIEs. In this regard, any references to control or benefits that accrue to you because of the VIE should be limited to a clear description of the conditions you have satisfied for consolidation of the VIE under U.S. GAAP. Additionally, your disclosure should clarify

that you are the primary beneficiary of the VIE for accounting purposes. Please tell us what your disclosure will look like.

2.   We note your disclosure on page 33 that "to the extent cash or assets in the business are in the PRC/Hong Kong or a PRC/Hong Kong entity, funds or assets may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of the holding company, its subsidiaries, or the consolidated VIEs by the PRC government to transfer cash or assets." In future filings, please revise your disclosure to also include this information early in Item 3 and in the summary risk factors.

D. Risk factors.
Risks Related to Doing Business in China
The Chinese government exerts substantial influence..., page 38

3.   We note your disclosure on page 39 that your PRC legal counsel confirmed the VIEs and their subsidiaries have obtained the requisite licenses and permits from the Chinese authorities for the business operations in the PRC and that the VIEs and their subsidiaries are not covered by permissions requirements from the CSRC, the CAC or any other governmental agency that is required to approve the VIEs' operations. In future filings, please disclose whether you are required to obtain permission or approval from Chinese authorities to offer securities. In this regard, please disclose whether you relied upon an opinion of counsel with respect to the conclusion that you do or do not need permissions or approvals to offer securities to investors. If no opinion was obtained, state as much and explain why such an opinion was not obtained. Please tell us what your disclosure will look like.

     You may contact Robert Shapiro at 202-551-3273 or Lyn Shenk at 202-551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Alyssa Wall at 202-551-8106 or Jennifer López Molina at 202-551-3792 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Ying Li, Outside Counsel at Hunter Taubman Fischer & Li